AB 3/15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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11019863

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 49448 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KIMBERLY CAPITAL CORP.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 George Road
(No. and Street)

GLEN ROCK, NJ 07452
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
KAMAL SMITH 201-444-5977
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PETER D. WILLNER, CPA
(Name – *if individual, state last, first, middle name*)

25 MOHEGAN TRAIL, SADDLE RIVER, NJ 07458
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 15 2011
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

AB 3/16

# OATH OR AFFIRMATION

I, Kamal Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kimberly Capital Corp., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# KIMBERLY CAPITAL CORP.

# 2010

## Financial Statements for the Year Ended December 31, 2010

14 George Rd
Glen Rock, NJ
07452

KIMBERLY CAPITAL CORP.

TABLE OF CONTENTS
DECEMBER 31, 2010

PETER D. WILLNER
Certified Public Accountant
25 Mohegan Trail
Saddle River, N.J. 07458
Tel: 201-995-9707
Fax: 201-995-9708
E-mail: pdwillnercpa@aol.com

## REPORT OF INDEPENDENT ACCOUNTANT

To the Board of Directors
Kimberly Capital Corp.

We have audited the accompanying balance sheets of KIMBERLY CAPITAL CORP. as of December 31, 2010 & 2009 and the related statements of income, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We have conducted our audit in accordance with generally accepted auditing standards accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements referred to above present fairly, in all material respects, the financial position of KIMBERLY CAPITAL CORP. at December 31, 2010 & 2009 and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The statement of the computation of minimum net capital requirements is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Peter D. Willner, C.P.A.
February 8, 2011

PETER D. WILLNER
Certified Public Accountant
25 Mohegan Trail
Saddle River, N.J. 07458
Tel: 201-995-9707
Fax: 201-995-9708
E-mail: pdwillnercpa@aol.com

## REPORT ON INTERNAL ACCOUNTING CONTROL

To the Shareholders
Kimberly Capital Corp.

We have examined the financial statements of KIMBERLY CAPITAL CORP. as of December 31, 2010 & 2009 and have issued our report thereon dated February 8. 2011. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards required by rule 17a-5(g)(1). This study and evaluation included a review of the accounting system, the internal accounting controls, and the procedures for safeguarding the firm's assets. In addition, we reviewed the practices and procedures followed by the Company in making periodic computations of the minimum financial requirements pursuant to rule 17a-3(a)(11).

Under generally accepted auditing standards, the purpose of such study and evaluation are to establish a basis for reliance on the system of internal accounting control in determining the nature, timing, and extent of other auditing procedures that are necessary for expressing an opinion on the financial statements and to provide a basis for reporting weaknesses in internal accounting control.

The objectives of internal accounting controls are to provide reasonable, but not absolute, assurance as to the safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management. However, for the purpose of this report, the determination of weaknesses to be reported was made without considering the practicality of corrective action by management within the framework of a cost/benefit relationship.

**There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting controls to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.**

**Our study and evaluation of the system of internal accounting controls for the year ended December 31, 2010 & 2009, which was made for the purpose set forth in the first paragraph above and which should not necessarily disclose all weaknesses in the system that may have existed during the period under review, disclosed no weaknesses that we believe to be material.**

**Peter D. Willner, C.P.A.**
**February 8, 2011**

# KIMBERLY CAPITAL CORP.

## COMPARATIVE STATEMENT OF INCOME
For the Years Ended
DECEMBER 31, 2010 & 2009

| | 2010 | 2009 |
|---|---|---|
| **REVENUE:** | | |
| Commissions | $ 51,480 | $ 19,476 |
| Trading | 3,170 | 4,827 |
| Other revenue | 34 | 456 |
| Total Revenue.................... | $ 54,684 | $ 24,759 |
| **EXPENSES:** | | |
| Occupancy Expense | $ 9,887 | $ 4,251 |
| Clearing expense | 5,196 | 3,130 |
| Communications and Data Processing | 1,593 | 1,387 |
| Regulatory Fees | 1,396 | 615 |
| Franchise Taxes | 270 | 520 |
| Other administrative expenses | 19,680 | 19,239 |
| Total Expenses.................................... | $ 38,022 | $ 29,142 |
| NET INCOME / (LOSS) FROM OPERATIONS | $ 16,662 | $ (4,383) |
| NET (LOSS) PER SHARE | $ 83 | (22) |

The accompanying notes are an integral part of the financial statements.

# KIMBERLYLY CAPITAL CORP.

## STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
## FOR THE YEARS ENDED
## DECEMBER 31, 2010 $ 2009



| | 2010 | 2009 |
|---|---|---|
| **Capital Stock:** | | |
| **Capital Stock – No Par Value,** | | |
| **200 Shares Authorized, Issued and Outstanding..........** | **$ 10,000** | **$ 10,000** |
| **Additional Paid – Capital.........................................** | **40,000** | **40,000** |
| **Total Capital, Beginning and Ending..................** | **$ 50,000** | **$ 50,000** |
| | | |
| **Retained Earnings:** | | |
| **Retained Earnings, - January 1, .................................** | **$ 46,250** | **$ 56,121** |
| **Net Income / (Loss) for the period................................** | **16,662** | **(6,351)** |
| **(Distributions).........................................................** | **(23,798)** | **(3,520)** |
| **Retained Earnings, - December 31, .............................** | **$ 39,114** | **$ 46,250** |
| | | |
| **Total Stockholder's Equity........................................** | **$ 89,114** | **$ 96,250** |

**The accompanying notes are an integral part of the financial statements.**

# KIMBERLY CAPITAL CORP.

## COMPARATIVE BALANCE SHEETS
## DECEMBER 31, 2010 & 2009

| | 2010 | | 2009 | |
|---|---|---|---|---|
| **ASSETS:** | | | | |
| **Current Assets:** | | | | |
| Cash in Bank | $ 13,054 | | $ 497 | |
| Marketable Securities | 19,920 | | 20,475 | |
| Reserve Account | 28,058 | | 44,271 | |
| Clearing Deposit – Restricted Funds | 5,694 | $ 66,726 | 5,694 | $ 70,937 |
| Prepaid Expenses | | 228 | | 640 |
| Total Current Assets...... ....................... | | $ 66,954 | | $ 71,577 |
| **Fixed Assets:** | | | | |
| Equipment and Automobiles (at Cost) | $ 33,904 | | $ 33,904 | |
| (less): Accumulated Depreciation | (7,194) | | (7,148) | |
| Net Book Value.......................................... | | 26,710 | | 26,756 |
| Total Assets.............................................. | | $ 93,664 | | $ 98,333 |
| | | ===== | | ===== |
| **LIABILITIES:** | | | | |
| **Current Liabilities:** | | | | |
| Accounts payable and accrued expenses | | $ 4,550 | | $ 2,083 |
| Total Liabilities........................................ | | $ 4,550 | | $ 2,083 |
| **STOCKHOLDERS' EQUITY:** | | | | |
| **Common Stock – no par value,** | | | | |
| 200 shares authorized, issued and outstanding | $10,000 | | $ 10,000 | |
| Additional Paid-in-Capital | 40,000 | | 40,000 | |
| Retained Earnings | 39,114 | | 46,250 | |
| Total Stockholders' Equity........................ | | $ 89,114 | | $ 96,250 |
| Total Liabilities and Stockholders' Equity..... | | $ 93,664 | | 98,333 |
| | | ===== | | ===== |

**The accompanying notes are an integral part of the financial statements.**

# KIMBERLY CAPITAL CORP.

## STATEMENT OF CASH FLOWS
For the Years Ended
DECEMBER 31, 2010 & 2009

| | 2010 | 2009 |
|---|---|---|
| **OPERATING ACTIVITIES:** | | |
| Net (Loss) | $ 16,662 | $ (4,383) |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation Expense | 46 | 3,411 |
| Changes in Assets and Liabilities: | | |
| Decrease in Reserve and Clearing Accounts | 16,213 | 15,746 |
| (Increase) in Receivable from Broker/Dealers | | (309) |
| Decrease in Prepaid Expenses | 412 | 1,050 |
| Increase in Accounts Payable and Accrued Expenses | 2,467 | 43 |
| Net Cash Provided by Operating Activities.......... | $ 35,800 | $ 15,558 |
| **INVESTING ACTIVITIES:** | | |
| Net Proceeds of Sales of Marketable Securities | 555 | (11,595) |
| Purchase of Office Equipment | 0 | (230) |
| Net Cash Used for Financing Activities................ | $ 555 | $ (11,825) |
| **FINANCING ACTIVITIES:** | | |
| (Distributions) to Shareholder........................ | ( 23,798) | (3,520) |
| Net Increase in Cash | 12,557 | 213 |
| Cash and Cash Equivalents – January 1, | 497 | 284 |
| Cash and Cash Equivalents – December 31,........ | $ 13,054 | $ 497 |
| | ===== | === |

## SUPPLIMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

| | | |
|---|---|---|
| Cash paid during the year for the following: | | |
| Franchise Taxes | $ 270 | $ 1,304 |
| Interest Expense | 0 | 0 |

The accompanying notes are an integral part of the financial statements.

# KIMBERLY CAPITAL CORP.

## NOTES TO THE FINANCIAL STATEMENTS
## DECEMBER 31, 2010

**1. ORGANIZATION AND NATURE OF BUSINESS**
**KIMBERLY CAPITAL CORP. was incorporated in the State of New Jersey in October 1995. The Company was formed to engage primarily in securities brokerage activities and is registered with the Securities and Exchange Commission and is a member of FINRA.**

**2. SIGNIFICANT ACCOUNTING POLICIES**

**Basis of Presentation**
**The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services.**

**Securities Transactions**
**Customers' securities transactions are recorded on a trade date basis with related commission income and expenses reported on a trade date basis.**

**Commissions**
**Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.**

**Statement of Cash Flows**
**For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, which are not held for sale in the ordinary course of business.**

**Depreciation**
**Depreciation is provided on a straight line basis using estimated useful lives of five to seven years.**

**Income Taxes**
**Beginning on October 10, 1995 KIMBERLY CAPITAL CORP. elected to be treated as a Sub-chapter "S" corporation for tax purposes. All profits or losses of the entity are reflected on the personal income tax returns of the shareholder.**

KIMBERLY CAPITAL CORP.

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2010

**Financial Instruments with Off-Balance Sheet Risk**

**In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. All transactions involving the execution and settlement of customer securities with a trade date of December 29, 30, and 31, 2010 were settled in January 2011 in fulfillment of contractual obligations without incident or exception.**

**3. NET CAPITAL REQUIREMENTS**

**The Company is subject to the Securities and Exchange Commission's Uniform net capital rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined shall not exceed 15 to 1 (and the rule of the "applicable" examining authority also provides the equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2010, the Company had net capital of $ 52,623 which was $ 47,623 in excess of its required net capital of $ 5,000. The Company's aggregate indebtedness to net capital was 8.65%.**

**4. EARNINGS PER SHARE**

**Net income /(loss) per share of common stock was computed by dividing the net income / (loss) by the weighted average number of common shares outstanding, (200 shares) for the year.**

## COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1
## DECEMBER 31, 2010 & 2009

| Computation of Net Capital | | 2010 | | 2009 |
|---|---|---|---|---|
| Total Capital from statement of financial condition | | $ 89,114 | | $ 96,250 |
| | | ===== | | ===== |
| Total Capital Qualified for Net Capital | | $ 89,114 | | $ 96,250 |
| (less): | | | | |
| Non-allowable Assets: | | | | |
| Equipment and Automobiles, net | $ 26,756 | | $ 26,756 | |
| Other Assets | 182 | | 640 | |
| Clearing Deposit - Restricted Funds | 5,694 | (32,632) | 5,694 | (33,090) |
| Net capital Before Haircuts on Securities Positions | | $ 56,482 | | $ 63,160 |
| (less): | | | | |
| Haircuts on Securities: | | | | |
| Money Market Funds | $ 871 | | 835 | |
| Marketable Securities | 2,988 | (3,859) | 3,071 | (3,906) |
| Net Capital | | $ 52,623 | | $ 59,254 |
| | | ===== | | ===== |

### Computation of Basic Net Capital Requirement

| | 2010 | | 2009 | |
|---|---|---|---|---|
| Minimum net capital required by 6.667% of | $ 4,550 | $ 303 | $ 2,083 | $ 139 |
| Minimum net capital requirements of reporting broker-dealer | | $ 5,000 | | $ 5,000 |
| Net capital requirement | | $ 5,000 | | $ 5,000 |
| Excess net capital | | $ 47,623 | | $ 54,254 |
| Excess net capital at 1000% | | $ 46,623 | | $ 53,254 |

### Computation of Aggregate Indebtedness

| | | |
|---|---|---|
| Total A.I. Liabilities | $ 4,550 | $ 2,083 |
| | ==== | ==== |
| Percentage of aggregate indebtedness to net capital | 8.65% | 4% |
| | ==== | ==== |
| Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals | 8.65% | 4% |
| | ==== | ==== |

A reconciliation with the corporation's computation of net capital as reported in the unaudited Part IIA of Form X-17A5 was not prepared as there are no material differences between the corporation's computation of net capital and the computation contained herein.

Peter D. Willner, C.P. A.

KIMBERLY CAPITAL CORP.

## RECONCILIATION OF STOCKHOLDERS' EQUITY (FINANCIAL REPORT) WITH THAT OF THE FOCUS REPORT AS OF DECEMBER 31, 2010

| | 2010 | 2009 |
|---|---|---|
| **Stockholders' Equity – Financial Report** | $ 89,114 | $ 96,250 |
| **Adjustment:** | 0 | 0 |
| **Ownership Equity – Focus Report** | $ 89,114 | $ 96,250 |

**There are no material differences between stockholders' equity as shown in the Financial Report and the compilation of ownership equity as shown in the statement of financial condition of the Focus Report, Part II, of December 31, 2010.**